SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 20, 2021

VIA EDGAR

Mr. John Stickel

Ms. Susan Block

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Mr. Stickel, Ms. Block, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 17, 2021 on the Company’s Amendment No. 5 to registration statement on Form F-1 filed on August 30, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 6 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

September 20, 2021

Comments in Letter Dated September 17, 2021

The Staff’s comments from its letter dated September 17, 2021 are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 5 to Form F-1 filed August 30, 2021

Cover Page

1.

Refer to your response to our prior comment 1. Please revise to provide prominent disclosure addressing how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

Prospectus Summary

Summary of Risk Factors, page 8

2.

We note your response and revised disclosure in response to our prior comment 2 and reissue in part. In your summary of risk factors, revise to describe the significant regulatory, liquidity and enforcement risk with cross-references to the more detailed discussion of those risks in the prospectus.

The Company respectfully advises the Staff that the Company had previously disclosed in the Summary of Risk Factors section regarding the regulatory risk affecting the Company. In response to the Staff’s comment, the Company has further revised the disclosure on pages 8–9 of the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Robert Lui, Partner, Deloitte Touche Tohmatsu

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP